EXHIBIT 11

HILTON HOTELS CORPORATION AND SUBSIDIARIES

Computation of Per Share Earnings

	YEARS ENDED DECEMBER 31,
	2004	2005	2006
Basic
Net income (in millions)	238	460	572

Weighted average common shares	384,362,000	382,790,000	385,196,000

Basic earnings per common share	0.62	1.20	1.49

Diluted
Income (in millions)
Net income	238	460	572
Add after tax interest applicable to convertible notes	12	12	12
Net income, as adjusted	250	472	584

Shares
Weighted average common shares—basic	384,362,000	382,790,000	385,196,000
Assuming conversion of convertible notes	25,556,000	25,556,000	25,556,000
Dilutive effect of assumed option exercises (as determined by the application of the treasury stock method)	8,024,000	8,479,000	8,816,000
Common and common equivalent shares as adjusted	417,942,000	416,825,000	419,568,000

Diluted earnings per common share	0.60	1.13	1.39